Issuer Free Writing Prospectus dated June 26, 2024

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 21, 2024

and Registration Statement No. 333-279119

TAMBORAN RESOURCES CORPORATION

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated June 21, 2024 (the “Preliminary Prospectus”), of Tamboran Resources Corporation (the “Company”) relating to this offering. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below.

The following information updates the information contained in the preliminary prospectus.

Common stock offered by us	3,125,000 shares (or 3,593,750 shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase additional shares	We have granted the underwriters a 30 day option to purchase up to an aggregate of 468,750 additional shares of our common stock.

Expected Public Offering Price (per share):	$24.00

Common stock to be outstanding immediately after completion of this offering	14,228,024 shares (or 14,696,774 shares if the underwriters’ option to purchase additional shares is exercised in full), which includes (i) the conversion of the Convertible Note into an aggregate of 489,088 shares of common stock at a conversion price of $19.20 (assuming the expected public offering price of $24.00 per share), and (ii) the issuance of 312,500 shares of our common stock (assuming the expected public offering price of $24.00 per share) in connection with the Daly Waters Placement.

Use of proceeds

We expect to receive $70.1 million of net proceeds from the sale of our common stock in this offering, based upon the expected public offering price of $24.00, after deducting underwriting discounts and estimated offering expenses (or $80.6 million if the underwriters’ option to purchase additional shares is exercised in full).

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We estimate capital needs of approximately $125 million to $165 million to fund our initial development phase. As previously stated in this prospectus, we expect to fund our capital program with proceeds from this offering, cash on hand, as well as additional future capital raising efforts.

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H&P has confirmed its election to convert the Convertible Note into shares of common stock at the conversion price based on the initial public offering price of our common stock in this offering, provided that the gross proceeds resulting from the offering are at least $75 million.

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Daly Waters has confirmed its agreement to accept $7.5 million in shares of our common stock at the initial public offering price in satisfaction of certain payment obligations under the TB1 Joint Venture Agreement, provided that the gross proceeds resulting from the offering are at least $75 million.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from: BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc., Attention: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146) or RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, NY 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com.You may obtain a copy of the most recent amendment to the registration statement, which included the Preliminary Prospectus, at https://www.sec.gov/Archives/edgar/data/1997652/000119312524166072/d716518ds1a.htm.